Filed by Elanco Animal Health Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aratana Therapeutics, Inc.

Commission File No.: 001-35952

Posts for April 26, 2019 on Elanco Animal Health social channels

Twitter

Today’s new agreements in the companion animal therapeutics category demonstrate Elanco’s commitment to deliver innovative solutions and services for our customers. https://www.elanco.com/news/press-releases/elanco-announces-agreement-to-acquire-aratana-therapeutics

AND

Cancer is one of the leading disease-related cause of death in dogs — and one of the top concerns for dog owners. Elanco announced today a new agreement with VetDC to commercialize the first FDA-conditionally approved lymphoma treatment in dogs. https://www.elanco.com/news/press-releases/elanco-announces-agreement-to-acquire-aratana-therapeutics

Facebook

Elanco Animal Health today announced it has signed an agreement to acquire Aratana Therapeutics, a pioneer in pet therapeutics focused on innovative therapies for dogs and cats. We also signed a commercialization agreement with VetDC on a first-of-its-kind canine lymphoma treatment. https://www.elanco.com/news/press-releases/elanco-announces-agreement-to-acquire-aratana-therapeutics

LinkedIn

“These agreements and the dedicated focus on the veterinary specialty sector fit perfectly into our overall strategic plan, furthering Elanco’s focus on companion animal therapy. Our actions today enable us to take another step forward in fulfilling the needs of pet owners worldwide as they help their pets live longer, healthier, higher-quality lives,” said Jeff Simmons, CEO of Elanco Animal Health, on today’s announcements. Read more here: https://www.elanco.com/news/press-releases/elanco-announces-agreement-to-acquire-aratana-therapeutics

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Aratana Therapeutics, Inc., a Delaware corporation (“Aratana”) and Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 26, 2019, by and among Aratana, Elanco and Elanco Athens, Inc., Elanco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Aratana that also constitutes a prospectus of Elanco (the “proxy statement/prospectus”). The definitive proxy statement/prospectus will be delivered to stockholders of Aratana. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Elanco and Aratana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Elanco will be available free of charge on Elanco’s internet website at www.elanco.com or by contacting Elanco’s Investor Relations Department at (317) 383-9935. Copies of the documents filed with the SEC by Aratana will be available free of charge on Aratana’s internet website at www.aratana.com or by contacting Aratana’s Investor Relations Department at (913) 353-1026.

Participants in the Merger Solicitation

Elanco, Aratana, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Aratana stockholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Elanco is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 3, 2019. Information about the executive officers of Aratana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018 which was filed with the SEC on March 13, 2019 and additional information about its executive officers and information about its directors is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 19, 2019.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition of Aratana, the agreement between VetDC and Elanco, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain Aratana stockholder adoption of the merger agreement or the failure to satisfy other conditions to completion of the merger, including required regulatory approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Aratana’s business and operations with those of Elanco may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Aratana’s or Elanco’s existing businesses; (5) the effect of the announcement of the transaction on Elanco’s, Aratana’s or the combined company’s respective business relationships, operating results and business generally; (6) diversion of management’s attention from ongoing business concerns; (7) the possibility that the collaboration between Elanco and VetDC will not be commercially successful; and (8) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Aratana’s stockholders and in Elanco’s and Aratana’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Elanco’s and Aratana’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2018. The forward-looking statements made herein speak only as of the date hereof and none of Elanco, Aratana or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.